

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2015

<u>Via E-Mail</u>
Richard Brand
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281

      Re: **Puma Biotechnology, Inc.**
               DFAN14A filed November 3, 2015
               DFAN14A filed October 29, 2015
               PREC14A filed October 28, 2015
               Filed by Frederic N. Eshelman, James Daly, Seth A. Rudnick
                 and Kenneth B. Lee
               File No. 1-35703

Dear Mr. Brand:

We have reviewed your filings listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by revising your consent statement, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms have the same meaning as in your consent statement.

<u>Preliminary Consent Statement filed on October 28, 2015</u>

<u>General</u>

1. Throughout the consent statement where you refer to Mr. Eshelman's beneficial ownership of 239,000 shares in the Company, quantify the percentage of share held outright versus those Mr. Eshelman has a right to acquire through options or otherwise.

2. Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf and Rule 14a-16.

Background and Reasons for the Solicitation, page 5

3. Expand this section to discuss all contacts between the Participants and the Company leading up to this consent solicitation, including the information disclosed in your DFAN14A filed November 3, 2015.

The Proposals – Proposal 1- Repeal Amendments to the Bylaws, page 6

4. Clarify that the Bylaws filed with the SEC on September 14, 2007 are the most current version of the Company's Bylaws.

Proposal 2 – Removal of Directors, page 6

5. Clarify that Proposal 2 is not seeking to remove any of the current directors of the Company, and would apply only to additional directors appointed, designated or elected by the Company going forward in response to the consent solicitation.

Proposal 3 – Increase the size of the Board, page 7

6. Clarify what will happen if Proposal 3 is adopted but Proposal 4 is not. In that case, the size of the Board would be increased from five to nine directors but no new directors would be elected. If Proposal 2 passes, the Company would presumably not be able to fill those additional Board seats. If Proposal 3 is conditioned on the adoption of Proposal 4, this must be clarified.

Proposal 4 – Election of the Nominees, page 7

7. You state your belief that because the Board is not classified, each Nominee elected pursuant to this solicitation will serve until the next annual meeting of the Company's shareholders. Give an approximate time period until the next annual meeting.

Form of Proxy

8. It would appear that checking the "abstain" box would have the same effect as "consent withheld" under the circumstances of this consent solicitation. Please clarify this and if so, consider eliminating the abstain option here.

9. State on the proxy card that Proposal 4 is conditioned on the passage of Proposal 3. See our comment above with respect to Proposal 3. Make similar changes to the proxy card if Proposal 3 is conditioned on the passage of Proposal 4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

*   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or your filings in general, please contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions